VIA EDGAR

August 2, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

RE:       New Age Alpha Trust Form N-1A

To Whom It May Concern:

Pursuant to the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, enclosed please find one electronically signed initial Registration Statement on Form N-1A for New Age Alpha Trust (the “Fund”). The Fund is a newly organized Delaware statutory trust. The initial Registration Statement concerns ten series:

New Age Alpha U.S. Large-Cap Leading ETF

New Age Alpha U.S. Large-Cap Low Vol ETF

New Age Alpha U.S. Small-Cap Leading ETF

New Age Alpha U.S. Small-Cap Low Vol ETF

New Age Alpha Europe Ex-UK Leading ETF

New Age Alpha Europe Ex-UK Low Vol ETF

New Age Alpha UK Leading ETF

New Age Alpha UK Low Vol ETF

New Age Alpha Japan Leading ETF

New Age Alpha Japan Low Vol ETF

These series will be exchange traded funds. The Trust and the Fund’s advisor have filed for, but have not yet received exemptive relief.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7378. Thank you.

Kind regards,

Caleb C.B. DuBois